



SECURIT 02018441 MISSION

50
3/6/02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37762

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    AIG Financial Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    100 Nyala Farms

                           (No. and Street)

    Westport   Connecticut   06880

       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Kathleen M. Furlong   (203) 221-4820

                                                                (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    PricewaterhouseCoopers LLP

                              (Name — if individual, state last, first, middle name)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 2 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Kathleen M. Furlong_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __AIG Financial Securities Corp._____, as of

__December 31_____, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Chief Financial Officer, Financial Principal
Vice President and Treasurer
Title

Notary Public

HEATHER R. CHAPPA
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2002

This report** contains (check all applicable boxes):
- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RECEIVED
FEB 2 8 2002

AIG Financial Securities Corp.

Statement of Financial Condition Pursuant to
Rule 17a-5 under the Securities Exchange Act of 1934

As of December 31, 2001

PRICEWATERHOUSECOOPERS 🅿

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

REC...

FEB 2 8 2002

Report of Independent Accountants

To the Stockholder of
AIG Financial Securities Corp.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AIG Financial Securities Corp. (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 14, 2002

AIG Financial Securities Corp.
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 4,169
Securities borrowed, at contract value plus accrued interest	7,698,803
Receivable from affiliates	6,164,700
Securities purchased under agreements to resell, at contract value, plus accrued interest	65,366,258
Investment securities	843,204
	$ 80,077,134

Liabilities and stockholder's equity

Liabilities

Accrued liabilities	26,701
Payable to affiliates	957,936
Securities loaned, at contract value plus accrued interest	7,698,803
Taxes payable to AIG Financial Products Corp.	3,456,295
Borrowing under the obligation of an investment contract	5,279,024
Liability subordinated to claims of general creditors	10,000,000
	27,418,759

Stockholder's equity

Common stock, $.01 par value; 10,000 shares authorized, issued and outstanding	100
Additional paid-in capital	49,900
Retained earnings	52,608,375
	52,658,375
	$ 80,077,134

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statement

1. **Organization of the Company:**

   AIG Financial Securities Corp. (the "Company") is a wholly owned subsidiary of AIG Financial Products Corp. ("AIGFP" or the "Parent"), which in turn is a wholly owned subsidiary of American International Group, Inc. ("AIG"). AIG guarantees the prompt payment when due of the Company's obligations and liabilities arising from specified transactions, including borrowings and investment contracts. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

2. **Summary of Significant Accounting Policies:**

   The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

   Securities transactions are recorded on a trade-date basis.

   Investment securities consist of warrants to purchase shares of common stock of the NASDAQ Stock Market Inc., which have exercise or holding period restrictions and are stated at fair value as determined by the Company's management. Because of the inherent uncertainty of valuations, the estimated fair value may differ materially from the amounts that may ultimately be realized upon sale or other disposition of the investments.

   A statement of financial condition of the most recent annual audit report of the Company pursuant to Rule 17a-5 is available for examination at the principal office of the Company, 100 Nyala Farm, Westport, CT, 06880, and at the Boston office of the Securities and Exchange Commission.

   On January 1, 2001 the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. The adoption of this statement did not have a material effect on the Company's statement of financial condition. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities on the statement of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends in its intended use and the resulting designation.

   As of December 31, 2000, the Company adopted SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS No. 140"). Under the applicable provisions of SFAS No. 140 the Company is required to disclose the market value of collateral received under stock borrow and securities purchased under agreements to resell which it has the ability to sell or repledge.

3.   **Securities Purchased Under Agreements to Resell:**

Securities purchased under agreements to resell are accounted for as collateralized financing transactions and are recorded at their contracted resale amounts, plus accrued interest. It is the Company's policy to take possession of these securities.

At December 31, 2001, the Company had securities purchased under agreements to resell with one broker-dealer. The Company minimizes the credit risk that the counterparty might be unable to fulfill their contractual obligations by monitoring credit exposure and collateral value, and requiring additional collateral to be deposited with the Company when deemed necessary.

At December 31, 2001, the market value of collateral received for resale transactions that can be sold or repledged by the Company was $65,319,044.

4.   **Securities Borrowed and Securities Loaned:**

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received, plus accrued interest. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate.

At December 31, 2001, the Company had securities borrowed with one broker-dealer. These securities were immediately loaned to AIGFP. At December 31, 2001, the market value of these securities was $6,765,306.

5.   **Borrowing under the Obligation of an Investment Contract:**

The borrowing under the obligation of an investment contract is recorded at proceeds, plus accrued interest. The obligation is due on September 1, 2020, but may be repaid in whole or in part, prior to maturity, at the option of the lender. The interest rate is fixed at 5.86669% and is payable semiannually.

Under this borrowing agreement, the Company is required to pledge securities. At December 31, 2001, the market value of such pledged securities, which were purchased under an agreement to resell, approximated $5,395,763.

6.   **Liability Subordinated to Claims of General Creditors and Related-Party Transactions:**

The Company has entered into a subordinated debt agreement with AIGFP. This subordinated debt is includable in the Company's regulatory capital, and can be repaid only if, after giving effect to repayment, the Company meets the Securities and Exchange Commission's capital regulations. Interest is payable annually on December 31 at a floating per annum rate which resets daily at the London Interbank Offered Rate. The principal is due on December 31, 2002. For the year ended December 31, 2001, there were no changes in subordinated liabilities.

7.   **Income Taxes:**

Income taxes are computed on a separate-company basis. The operations of the Company are included in the consolidated U.S. federal income tax return of AIG, its ultimate parent company, and in the combined Connecticut State tax return of AIG subsidiaries, which operate in Connecticut.

8.   **Net Capital Requirement:**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $250,000 whichever is greater. At December 31, 2001, the Company had net capital of $55,054,889, which exceeded its requirement of $724,985 by $54,329,904, and its ratio of aggregate indebtedness to net capital was .20 to 1.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. During the year ended December 31, 2001, the Company did not hold any customer money or securities.

9.   **Fair Value of Financial Instruments:**

All financial instruments, other than the borrowing under the obligation of an investment contract, have carrying values in the statement of financial condition that approximate fair value as they are carried on a mark-to-market basis or are short-term. The carrying value of the borrowing under the obligation of an investment contract approximates fair value as the interest rate of the borrowing approximates the current market rate of borrowing.

In order to minimize the interest rate risk associated with the borrowing, the Company has entered into a swap transaction with AIGFP. The swap is guaranteed by AIG, which is assigned a credit rating of "AAA" by Standard & Poor's.